Howard H. Lamar III

hlamar@bassberry.com

(615) 742-6209

August 15, 2014

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	John Reynolds
David Link
Ruairi Regan
Raj Rajan
Jamie Kessel

Re:	AAC Holdings, Inc.

Registration Statement on Form S-1

Filed July 11, 2014

File No. 333-197383

Ladies and Gentlemen:

On behalf of AAC Holdings, Inc. (the “Company,” “Holdings,” “we,” “our” or “us”), we are concurrently filing under the Securities Act of 1933, as amended, a revised version of the Registration Statement on Form S-1 (File No. 333-197383) (the “Registration Statement”), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2014 and June 25, 2014, and filed with the Commission on July 11, 2014. In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated July 25, 2014 (the “Letter”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes from the Registration Statement filed on July 11, 2014.

Use of Proceeds, page 36

1.	It remains unclear from your response to comment 1 in our letter dated July 3, 2014 whether you have existing plans for the balance of the proceeds. We note the statement that the uses may vary. Please describe clearly your current specific planned uses for the proceeds and the contingencies that would result in a change of use. To the extent you do not have any current specific plans for the proceeds please state that clearly and explain the principal reasons for the offering.

United States Securities and Exchange Commission

August 15, 2014

Response: The Company advises that it does not have any current specific plans for the remaining portion of the proceeds, and in response to the Staff’s comment, the Company has revised the disclosure on page 36 to clarify this issue as well as to explain the principal reasons for the offering.

Capitalization, page 38

2.	We note AAC common stock of 2,942,845 shares issued as of March 31, 2014 disclosed here is not consistent with such disclosures of 2,919,640 shares issued presented on page F-46. Please revise or advise.

Response: The Company advises the Staff that the disclosure on page 38 of the Registration Statement has been revised to present actual shares of common stock of AAC Holdings, Inc. issued and outstanding as of June 30, 2014 and, therefore, the number of shares of common stock of American Addiction Centers, Inc. (“AAC”) as of March 31, 2014 is no longer presented. This disclosure, as revised and updated, is now consistent with the corresponding issued and outstanding shares of AAC Holdings, Inc. on page F-46.

Management’s Discussion and Analysis of financial condition and Results of Operations, page 58

3.	Please reconcile your response to comment 4 in our July 3, 2014 letter with the information in the section 5(d) materials provided by you.

Response: With respect to the section 5(d) materials, we believe the Staff is referring to the slide in the materials with the heading “Weekly & Monthly Key Performance Indicators,” which included the key performance indicators that the Company is reporting to investors (average daily census, average daily revenue, average net daily revenue, client admissions, employee count and bed count), as well as a list of 13 internally tracked indicators that demonstrate a data driven organization, which included average length of stay. The inclusion of average length of stay or any of the other 12 internally tracked indicators on that slide does not mean that management views each particular metric, including average length of stay, as correlative to the consolidated results of operations of the Company. Rather, these internally tracked metrics were included in the slide to demonstrate that the organization is data driven and reviews a large number of data points when making operational decisions. In other words, even though management obtains these internally tracked metrics for its own internal operational decision-making purposes, it does not view these metrics, individually or in the aggregate, as directly correlative to the Company’s consolidated results of operations or financial condition. A longer length of stay does not necessarily correlate with more favorable financial performance, with the converse also being true. As stated in the Company’s response to comment four in our letter dated July 11, 2014, average length of stay may vary from period to period due to a variety of factors, many of which are outside of our control, such as client departures against medical advice, the extent to which third-party payors require preadmission authorization or utilization

United States Securities and Exchange Commission

August 15, 2014

review controls and the availability of sober living housing for extended outpatient stays. Because of these variables and in light of the Company’s current and planned business, the Company does not consider average length of stay a key metric in evaluating its financial condition and results of operations and, therefore, does not believe disclosure of average length of stay would be meaningful to potential investors.

Consolidation of VIEs, page 80

4.	We note your disclosure that “the Professional Groups will pay AAC Holdings a management fee of 20% of collected revenues after the Professional Groups make payments for certain operating expenses as set forth in the management services agreements.” Please clarify the “certain operating expenses” that the Professional Groups will pay prior to determining the 20% of collected revenues.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 and 95-96 of the Registration Statement.

5.	Please tell us when you intend to enter into agreements with the professional groups and update your disclosure accordingly. Also, at that time, please file the complete agreements or the schedule required by Instruction 2 to Item 601 of Regulation S-K, as applicable.

Response: The Company entered into management services agreements with the professional groups on August 1, 2014 and the Company’s treatment facilities each entered into professional services agreements with the professional groups on August 5, 2014. The Company has revised its disclosure on pages 76-77 and 95-96 of the Registration Statement to reflect the execution of these agreements. In addition, the Company has filed the schedule required by Instruction 2 to Item 601 of Regulation S-K with the Form of Management Services Agreement included as Exhibit 10.38 to the Registration Statement, and has filed each of the executed professional service agreements as Exhibits 10.39 through 10.45 to the Registration Statement.

6.	Please revise to describe the material terms of the professional services agreements between the applicable treatment facility and each of the Professional Groups. We note that you intend to complete the professional services agreements prior to the completion of this offering. Please tell us when you intend to enter into these agreements and update your disclosure accordingly. Please file the professional services agreements as an exhibit to the registration statement or advise us why the agreements are not required to be filed.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76-77 and 95-96 of the Registration Statement and filed each of the executed professional service agreements as Exhibits 10.39 through 10.45 to the Registration Statement. As noted in our response to comment five above, the Company’s treatment facilities each entered into agreements with the professional groups on August 5, 2014.

United States Securities and Exchange Commission

August 15, 2014

Description of Capital Stock, page 133

7.	We note your disclosure here that you had 9,975,885 shares of common stock outstanding as of June 30, 2014. Considering several transactions and issuances of common stock, please provide us with a detailed schedule of the Holdings’ shares issued and outstanding since inception and show us how Holdings’ shares issued and outstanding as of June 30, 2014 were derived. Reconcile shares issued and outstanding as of June 30, 2014 to such amounts disclosed on pages 38 and 40. Revise your disclosures as appropriate.

Response: The following table presents the issuances of shares of Holdings’ common stock since its inception and also reconciles shares of common stock issued and outstanding as of June 30, 2014 of 9,975,885 to the 9,733,285 shares of AAC common stock outstanding as of March 31, 2014, as previously disclosed on page 40 of the Registration Statement filed with the Commission on July 11, 2014:

Number of Shares
AAC common stock issued and outstanding as of March 31, 2014	9,733,285
Plus: AAC common stock issued in April 2014 in connection with the private placement	143,017
Plus: AAC common stock issued in connection with the exercise of warrants	3,774
Plus: April 2014 restricted grants of AAC common stock	52,515
Plus: AAC common stock subscribed	12,150
Less: redemptions of AAC common stock subsequent to March 31, 2014	(9,113)
Less: unvested shares of AAC common stock under the 2007 Stock Incentive Plan (the “2007 Plan”)	(71,156)

AAC common stock issued and outstanding as of April 15, 2014	9,864,472
Less: AAC common stock not exchanged in the Private Share Exchange	(630,886)

Holdings common stock issued in the Private Share Exchange	9,233,586
Plus: Holdings common stock issued April 15, 2014 in connection with the acquisition of Behavioral Healthcare Realty, LLC	521,999
Plus: Holdings common stock issued April 15, 2014 in connection with the acquisition of Clinical Revenue Management Services, LLC (“CRMS”)	149,144
Plus: conversion of 2007 Plan unvested shares of AAC common stock into an equal number of unvested shares of Holdings common stock on a one-for-one basis	71,156

Holdings common stock issued and outstanding as of June 30, 2014	9,975,885

United States Securities and Exchange Commission

August 15, 2014

The Company respectfully advises the Staff that we provided a calculation of pro forma Holdings common stock issued and outstanding as of March 31, 2014 in our letter to the Commission dated June 24, 2014 (the “June 2014 Response Letter”). The following table reconciles the pro forma Holdings shares issued and outstanding as of March 31, 2014 as presented in the June 2014 Response Letter to the actual shares issued and outstanding as of June 30, 2014 as presented in the Capitalization and Description of Capital Stock sections of the Registration Statement:

Number of Shares
Pro forma Holdings common stock issued and outstanding as of March 31, 2014 (as presented in the June 2014 Response Letter)	9,762,076
Plus: Holdings common stock subscribed	12,150
Plus: Holdings common stock issued to employees under the 2007 Plan in April 2014	52,515
Plus: Holdings common stock issued April 15, 2014 in connection with the acquisition of CRMS	149,144

Holdings common stock issued and outstanding as of June 30, 2014	9,975,885

If you have any questions regarding the above, please do not hesitate to call me at (615) 742-6209.

Very truly yours,

Howard H. Lamar III

cc:	Michael T. Cartwright, AAC Holdings, Inc.

Michael P. Heinz, Sidley Austin LLP